UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: December 2024	Commission File Number: 001-41563

Brookfield Asset Management LTD.
(Name of Registrant)

Brookfield Place

250 Vesey Street, 15th Floor

New York, NY 10281-0221
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Exhibits 99.2 of this Form 6-K shall be incorporated by reference into the registrant’s registration statements on Form S-8 filed on December 13, 2022 (File No. 333-268783) and on Form F-10 filed on May 22, 2024 (File No. 333-279599) with the Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Proxy Class A Limited Voted Shares

99.2	Notice of Special Meeting of Shareholders and Management Information Circular

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT LTD.

Date: December 27, 2024	By:	/s/ Kathy Sarpash
		Name:	Kathy Sarpash
		Title:	Managing Director, Legal & Regulatory